Exhibit 4.27

Amendment to Convertible Note

THIS AMENDMENT TO CONVERTIBLE NOTE (the “Amendment”) is entered into as of January 25, 2018 (the “Effective Date”), by and among BioLargo, Inc., a Delaware corporation (“BioLargo”), and Bruce Kelber (“Kelber”), with reference to the following described “Convertible Note”:

Issuance Date: July 20, 2017

Maturity Date: July 20, 2019

Note No. 33033

Original Principal Amount: $440,000

Holder: Bruce Kelber

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledges, the parties agree to amend the Convertible Note as follows.

1.     Interest. Paragraph (1)(b), is amended in its entirety to read as follows:

(b) Interest. Interest shall accrue at the rate of twelve (12) percent (“Interest Rate”), and shall not compound. Interest hereunder shall be due at maturity, and such interest due shall be subject to Section (3) “Conversion of Note”, such that the interest shall be converted along with principal subject to the provisions in Section (3).

2.     Conversion. Section (3) is hereby amended to reflect that both principal and interest are to be converted, and any reference therein to the conversion of “principal” shall hereinafter include the conversion of accrued and unpaid interest at the time of conversion. The reference to the maximum number of BioLargo shares that are issuable upon conversion, stated as in Section (3) as 1,047,609 (which is the quotient of the $440,000 principal amount of the note and the conversion price of $0.42), is hereby deleted, recognizing that additional shares will be issued upon conversion of outstanding interest.

3.     Note Status. The parties acknowledge and agree that BioLargo is not in default of the Convertible Note. Interest due on October 1, 2017, and January 1, 2018, was not paid, and remains due and payable at maturity pursuant to the terms of the Convertible Note as amended in this Amendment.

4.     Miscellaneous.

4.1     Effect of Amendment. Except to the extent the Convertible Note is modified by this Amendment, the remaining terms and conditions of the Convertible Note shall remain unmodified and in full force and effect. In the event of any conflict between the terms and conditions of the Convertible Note and the terms and conditions of this Amendment, the terms and conditions of this Amendment shall prevail and control.

4.2     Entire Agreement. The Convertible Note, together with this Amendment, embodies the entire understanding between the parties hereto with respect to its subject matter and can be changed only by an instrument in writing signed by the parties hereto.

4.3     Counterparts. This Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

IN WITNESS WHEREOF, the parties have duly executed this Amendment to Convertible Note as of the date first above written.

BIOLARGO, INC. By: /S/ DENNIS P. CALVERT Name: Dennis P. Calvert Title: President HOLDER By: /S/BRUCE KELBER Name: Bruce Kelber